

LAUGH RADIO

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Invest in Laugh Radio

Laughly is the Online App for Streaming Comedy.

$4,191	$500	$7,527,000
Amount raised	Minimum	Pre-Money valuation

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Please note that we currently cannot accept investments from the following countries due to regulatory reasons: Canada

Website: http://laughradio.com

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Laugh Radio is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Overview, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Laugh Radio without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Estimated Market Size For Comedy (US Only)
$8B

Audio Advertising Revenue (US Only)
$15B

- 50K+ downloads in the first month; daily retention 153% higher than industry average and 175% higher on a weekly basis
- CEO previously founded vc-backed Marketfish and NextPlanetOver.com, served as CMO at ForeSee (acquired by Answers.com) and Entellium (acquired by Intuit), and was recognized as Marketing Executive of the Year by the CMO Council.
- Established licensing agreements with major comedy content providers and record labels has created online comedy catalog with 600+ comedians available
- Advisors include the co-founder of Funny or Die (sold to MTV for $198), former General Counsel for Pandora, and Comedy Central's former executive
- Investors include Social Capital, Barbara Corcoran Venture Partners and the New York Angels (oldest angel group in the U.S.)

Total Amount Raised
$4,191

Total Round Size
$1,000,000

- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $7,527,000
- Offering Type: Side by Side Offering

About Laugh Radio

The Mission & Vision

Our goal is to spread laughter. We are on a mission to provide a platform that offers the widest selection of comedy and to deliver that comedy in a fully customized and curated manner.

The Problem

Unlike the music industry, the comedy industry has not kept pace with evolving technology with respect to content distribution. Initially, music fans bought albums and CDs. Then they downloaded music. And now they stream music. Comedy, however, is not widely available for download. Laugh.ly intends to change this.

The Solution

Laughly's solution is to create a web and mobile platform that is user-friendly, customizable and intelligently curated. Our site allows listeners to search by artist and topic. Because our site is built from the ground up based on the spoken word, we have an advantage that other music-oriented sites do not have.

Product & Service

Laughly is the world's first -- and only -- streaming audio app dedicated exclusively to stand-up comedy. Key features are the ability to customize the user's experience. We use machine learning technology to suggest recommendations based on users' listening patterns. Our users have the ability to create custom radio stations around specific artists of their choosing, to share jokes with family and friends, and to deploy profanity filtering for younger audiences. We also stream live shows and are focused on adding original content. In that vein, we are creating a portal that allows comedians to upload material directly onto our site. This will grow our content and allow listeners to discover new and developing artists.

Laughly's revenue model is based primarily on advertising as well as subscriptions. The subscription option is for users that prefer no ads, want the ability to download, access to profanity filtering and gain access to exclusive content.

Gallery



Laugh.ly / The Next Joke Matters.

Media Mentions

Forbes TechCrunch DIGITAL TRENDS LOUISVILLE BUSINESS FIRST SAPO TECH TIMES

FINSMES NIBLETZ The voice of startups everywhere else. THE LAUGH BUTTON THE WRAP

Team Story

In September 2013, Dave Scott sold his startup, automated lead-generation platform Marketfish, and found himself with time to pursue one of his great passions, stand-up comedy. While his time on the NYC comedy scene only lasted a year, it sparked the idea for Laughly. Comedians, especially up and coming comedians, have a difficult time getting their material to the public and making a living. Laugh.ly was created to help distribute comedic material and put some cash in the pockets of comedians. The team came together in a serendipitous manner. The two lead developers Nikhil Karnik and EJ Emeagwali were living in the same San Francisco apartment complex as Dave and they met in the elevator. Chief Content Officer Rashidi Hendrix was the only person with licensing experience willing to tackle the experiment of signing up comedians. Michael Rome was a former Wharton MBA classmate of Dave's who had just left a job as a hedge fund portfolio manager and loved the idea of building a company that makes people laugh.

Meet the Founders



Dave Scott
FOUNDER AND CEO

Dave Scott is a San Francisco-based serial entrepreneur, technology innovator, marketing executive, radio host and author. Scott previously founded the software service Marketfish, a lead generation-platform servicing over 700 B2C brands including AT&T, Dish Network, Verizon, Disneyland and Norwegian Cruise Lines. His first startup, NextPlanetOver.com, became the e-commerce backend for LucasFilm during the release of Star Wars: The Phantom Menace and handled e-commerce merchandising for DreamWorks, Marvel Entertainment, Stan Lee Presents and other entertainment entities.

Achieving earlier success as a marketing executive, Scott led marketing strategy for Honeywell, the global services division of PeopleSoft, Inc. (acquired by Oracle), the customer experience analytics platform Answers, and mobile and social analytics platform Gigya. Longtime host of the "Marketing Superstars" radio show on KDOW-AM in San Francisco, he is also a coveted speaker at business shows, recently TechCrunch Disrupt, and author of The New Rules of Lead Generation: Proven Strategies to Maximize Marketing ROI, a comprehensive examination of using quantitative mathematics movement in marketing.

Scott has received numerous awards and honors including Chief Marketing Officer of the Year by the CMO Council, Marketing Executive of the Year at the 2015 Stevie Business Awards, and Puget Sound Business Journal's "40 Under 40." He earned dual bachelor degrees in computer science and political philosophy from The College of William and Mary, and received a MBA in marketing at the Wharton School at the University of Pennsylvania, graduating with distinction.

He is also a proud graduate of the Upright Citizens Brigade, People's Improv Theater, and the San Francisco Comedy College.



Michael Rome
CO-FOUNDER

Michael Rome has 20 years of investing experience on Wall Street. He started his career as an equity investment analyst at one of the largest mutual fund companies in the world, Capital Research. Rome has also been a portfolio manager at several multi-billion dollar hedge funds in the NY/CT area including SAC, Diamondback, Nomura and Highline. He graduated from The Wharton School with an MBA in finance and graduated, magna cum laude, from Washington University in St. Louis with a BA in economics. His interest in music has led him to perform guitar/bass in various bands throughout NYC.



Rashidi Hendrix
CHIEF CONTENT OFFICER

Rashidi Hendrix has close to two decades of experience as an award-winning music executive, entertainment producer and technology entrepreneur. Hendrix was the founder and president of, and a producer and literary manager for, Metallic Entertainment, a full-service film and television production, music publishing, artist management and marketing firm based in New York and Los Angeles.

Prior to founding Metallic Entertainment, Hendrix honed a reputation as a television writer and producer, responsible for close to 200 hours of programming, including Netflix's "Orange is the New Black," NBC's "The Apprentice," Fox's "Kitchen Nightmares," the NAACP Image Award-winning BET talk series "The Mo'Nique Show" and "MTV Video Music Awards." Hendrix begin his career in music, joining MTV after serving as SVP and head of A&R for Reach Music Publishing.

A frequent lecturer at NYU's Clive Davis School of Recorded Music, Rashidi Hendrix received twin bachelor degrees at Florida A&M-Florida State University College of Engineering, where he majored in industrial engineering and minored in physics and mathematics.



Nikhil Karnik
TECHNICAL CO-FOUNDER

Nikhil Karnik is currently co-lead developer. Prior to joining us, he worked as a software engineer at Microsoft from 2015 to 2016. He also had prior experience at Yammer and Zillabyte from 2014 to 2015. He started his careers as software engineer for a biotech and data infrastructure startup. He received a BS in engineering from the University of Pennsylvania in 2013.



Ej Emeagwali
TECHNICAL CO-FOUNDER

EJ Emeagwali is currently the co-lead developer. Prior to joining us he worked as a product manager at Google from June 2014 to February 2016. He also spent time at Microsoft from June 2014 to August 2014. He received a BS as well as an MS degree from MIT in Computer Science in 2014 and graduated with a GPA of 4.9 out of 5.0.

Key Team Members



Kelly Anneken
HEAD OF PRODUCT. SHE SPENT 8 YEARS AS PANDORA RADIO'S ONLY COMEDY CURATOR.



Mark Seman
HEAD OF PROGRAMMING. HE SPENT 10 YEARS AT SIRIUSXM FOCUSED ON COMEDY.

Notable Advisors & Investors

 Barbara Corcoran Venture Partners

 New York Angels

 Social Capital

 Backstage Investors

 Wharton Angels

 Accelerator Ventures

 Randy Adams
Advisor, Co-Founder of Funny or Die

 Arjun Arora
Advisor, Partner at 500 Startups

 Larry Lieberman
Advisor, Former CMO of Comedy Central

 Delida Costin

 Elliott Peters

 Gary Greenstein

Q&A with the Founder

Q Major business updates
:

Laugh Radio: ●1) Winning SxSW as best new start-up in the Entertainment and Content category. ●2) Three great hires. Former head of comedy at Pandora (Kelly Anneken), former head of comedy at SiriusXM (Mark Seman), and former General Counsel at RDIO. ●3) Reality TV show filming complete. Planet of the Apps will air this year and could be great publicity. Will be like a mix between The Voice and Shark Tank. ●4) Sponsoring the Moontower Comedy Festival in April. Moontower is the largest comedy festival in the US. Also sponsoring the World Series of Comedy and the Funniest Person in Austin competitions. ●5) Launched Live Streaming capabilities within app. Will be livestreaming the Moontower Comedy Festival, The World Series of Comedy and live shows from comedy clubs across America. 6) Signed additional licensing agreements with Sony, On Tour Records, Comedy Records, 800lb Gorilla. ●6) Have new board member Michael Palitz. Former comedy club owner and NY Angels investor. ●7) Currently developing a slate of original shows that will be exclusive to Laughly. ●8) Launched desktop version of the app to complement iPhone and Android apps.

Q Do you only have $675K cash now? How much runway do you have with current cash?
:

Laugh Radio: With the current cash in hand, we can last until December with conservative spending or September with more aggressive growth. This additional cash will allow us to run well into 2018 and take our time to grow.

Q Why did you miss your Q1 2017 projected financials significantly?
:

Laugh Radio: Our focus has been to build a great quality product that promotes high engagement and retention. We haven't focused as much on monetization. The ad revenue will come as soon as we get over 20M ad opportunities per month. Until then, our revenue will be under expectations. We have now created a final plan for 2017 that reflects these realities.

Q Can you discuss the large bump up of $107K in Payroll in 12/16?
:

Laugh Radio: Once we closed our initial round, we began paying employees who were otherwise not being paid or being underpaid. All of our employees have worked for free during some point in the life of the company or has invested real cash in the business.

Q On operating costs, what initiatives are you pushing out?
:

Laugh Radio: We've postponed aggressive acquisition marketing until we were absolutely sure we had the best possible experience for the user. Now that we do, we are launching an entirely new campaign in order to spur rapid growth.

Q Please talk about sales & marketing spend.
:

Laugh Radio: Our organic growth has been outstanding so far. This is thanks to the many comedians and micro-influencers who have been recommending us over social media and among friends. Just recently we have been launching paid marketing efforts with outstanding results. Our average cost per install is $0.88 and our cost per registration is $2.70. This efficiency is due to the fact that we have the rights to use the comedians' name and likeness in our ads. This means that we can show a Kevin Hart ad to just Kevin Hart fans. So on and so forth. We believe our acquisition efforts are best in class. 1. Apple Support: We have a great relationship with the Apple Editors who should continue to promote our app. Upon launch, they named us one of the "New Apps We Love". They also feature us regularly. We hope to continue to foster that relationship and build one with Google Play. 2. Publicity: So far we've had hundreds of articles written on us. We plan to continue that momentum in the future with our PR firm BWR. 3. Headliners Agreement: We are signing deals with professional comedians and micro-influencers to promote our app in exchange for SWAG and a small install fee. 4. Comedy Club Promotion Agreement: We also have signed relationships with select comedy clubs to promote our app within the club. 5. Paid Social Media: We are targeting the followers of comedians on social media. In our licensing agreements, we secured the ability to use the comedians' picture and name in order to promote their material on our site. 6. We are supporting a number of comedy festivals in order to connect to our target audience. The Moontower Comedy Festival in Austin, TX this April will be the first.

Q What if you only raise 500K? How will you drastically change this model or model monthly burn to support your business for the next 12-18 months?
:

Laugh Radio: $500k gets us beyond the end of the year, which gives us enough time to achieve our key performance indicators and get us to our goals for Series A.

Q What cash or capital resources will you be able to bring to extend your runway?

:

Laugh Radio: With our current cash in the bank we can last until September (at a minimum). It's our goal to complete the Series A within the next 12 months.

Q Have you began monetizing on ads and subscriptions?

:

Laugh Radio: Yes, they both began in September.

Q Please define Active Users (end)

:

Laugh Radio: Active Users are those that open up app at least once per month. Our typical active user spend 50 minutes per session and visits the app 2.5 times per week.

Q How many actual Total Subscribers do you have?

:

Laugh Radio: ~4% of total active users subscribe. We expect that rate to increase close to 10% as we implement more value-added services. We recently launched off-line play, which was a highly requested feature from our listeners. And now we are getting into original and exclusive content which is a new frontier for us.

Q How do you expect to scale to 20 Hours per Active User (per month)?

:

Laugh Radio: We are already there. Our active users spend 20 hours per month currently.

Q Can you explain how you calculated cost of Licensing Rev Share? What is the 50% rev share on licensing assumption based on?

:

Laugh Radio: ● Net revenue is minus advertising costs, transaction fees, ad taxes, etc. ● 50% rev share is after expenses to acquire listener ● Our contracts are worldwide and are paid out on shared net rev and not hours listened so there are no minimum guarantees & payments for licensing

Q Why does Admin & Overhead dip in Sept 2016 and go back after?

:

Laugh Radio: Admin & OH: in August, paid for 2 Consultants & legal fees for licensing. That is an assumption based on the need to support a growing business. That line includes salaries as well as adding office space.

Q Admin & OH: in August, paid for 2 Consultants & legal fees for licensing

:

Laugh Radio: That is a conservative assumption based on the need to support a growing business. That line includes salaries as well as adding office space.

Q What is included in Free vs. Paid Subscription membership levels?

:

Laugh Radio: Paid subscribers experience no ads. They also receive profanity filtering, offline play, and exclusive content.

Q Can you detail your product roadmap?

:

Laugh Radio: Our future releases will include: Live Streaming - Users will now be able to listen to comedy festivals and shows at well known comedy clubs. Exclusive content - Laughly is producing a slate of original programming with your favorite comedians. Podcasts - Finally, we will be integrating all of your favorite comedy podcasts.

Show fewer answers from the founder

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Amount raised	US $0	US $4,191
Minimum investment	$20,000	US $500
Target minimum	US $450,000	US $450,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 19, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 19, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised   If Maximum Amount Is Raised




- Salaries and Compensat...   - Marketing Costs   - Develop Original content   - Device Integration
- Develop Original content   - Device Integration   - Salaries and Compensat...   - Marketing Costs

Investor Perks

$500

- In-app investor badge

$1,000

- In-app investor badge

- Custom Laugh.ly t-shirt plus one year free subscription

$5,000

- Lifetime free subscription to Laugh.ly

- Custom Laughly swag bag

- In-app investor badge + t-shirt

$10,000

- Choice of either a 3-day ticket to a comedy festival

- Lifetime free subscription to Laugh.ly

- Custom Laughly swag bag

- In-app investor badge + t-shirt

$25,000 or more

- A VIP all-expense paid trip to comedy festival with the Laugh.ly team, including meet and greets with celebrity comedians

- Lifetime free subscription to Laugh.ly

- Custom Laughly swag bag

- In-app investor badge + t-shirt

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Laugh Radio's prior rounds by year.



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This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $2,250,000
Close Date	Mar 31, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $5,250,000

Financial Discussion

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. Laugh Radio, Inc. (the "company"), is a corporation organized January 27, 2016 under the laws of Delaware. The company operates a mobile application dedicated to streaming stand-up comedy over the internet to users.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by Artesian CPA, LLC (Independent Accountant's Review Report dated April 3, 2017).

Financial condition

The following discussion includes information based on our unreviewed operating data for 2017 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial review of those statements.

Results of Operations

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. Accordingly, the company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $4,835. To determine the company's gross loss, the costs of net revenue are deducted. For the year ended December 31, 2016, the company's cost of revenues totaled $5,554, for a gross loss of $719.

The company's operating expenses consist of general and administrative, development, and sales and marketing. For the year ended December 31, 2016, the company's total operating expenses were $956,769.

As a result of the foregoing, our net losses for 2016 were $957,488.

Plan of Operations and Milestones

The company launched in August 2016. Upon launching, 70,000 downloads occurred in the first month. The average listening time per active user was 50 minutes. Customer retention is 50% greater than the industry average on a daily basis and 75% greater than the industry average on a weekly basis. In March 2017 the company completed a Series Seed Preferred raise and secured $1,500,000 in financing.

Subsequent financial milestones for the company include: (i) raising the Maximum Offering amount, (ii) adding additional salaried positions, and (iii) paying off indebtedness.

Liquidity and Capital Resources; Future Trends

The company was initially capitalized by loans evidenced by the issuance of promissory notes to Dave Scott and Michael Rome in the aggregate amount of $107,048. The principal amount of promissory notes outstanding as of December 31, 2016 was $107,048.

As of December 31, 2016 we had cash on hand in the amount of $44,618. Total liabilities as of December 31, 2016 were $1,023,926.

On January 11, 2017, the company entered into a Series Seed Preferred Stock Purchase Agreement pursuant to which it sold $1,500,000 of its Series Seed Preferred Stock. The company sold 4,890,552 shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock to certain accredited investors in the transaction, which number of shares includes the conversion of $765,000 in SAFE Agreements.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering. The company's burn rate prior to this offering is approximately $130,000 per month. The company believes that proceeds from this offering will be sufficient to last it for approximately 12 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company provides an app for its subscribers it does not need or keep any significant inventory.

Indebtedness

In July 2016, the Company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048 of principal received by the company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

In August 2016, the Company entered into a promissory note payable to its Chief Financial Officer for $15,000 of principal received by the Company. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

Common stock

● On January 27, 2016, the Company issued, in reliance on Section 4(a)(2) of the Securities Act: (i) 7,000,000 shares of common stock to its Chief Executive Officer and President for the nominal amount of $700 and (ii) 100,000 shares of common stock to its legal counsel, for the nominal amount of $10. Neither stock issuance was funded as of January 27, 2016 and are therefore are presented in the balance sheet as stock subscriptions receivable.

SAFE Agreements

● Subsequent to the date of the balance sheet, in reliance on Section 4(a)(2) of the Securities Act, the company raised $765,000, ($100,000 of such was issued in exchange for marketing services in lieu of cash) under simple agreements for future equity (SAFE Agreements). The SAFE Agreements provide for conversion into equity at the next preferred stock equity financing at a 20% discount (with the exception of $145,000 and $90,000 of these SAFE agreements, instead being issued with a 10% and 0% discount, respectively) to the pricing in the triggering financing round or the number of shares derived from dividing a $7,000,000 valuation cap by the Company's capitalization (as defined in the agreements), whichever results in a greater number of shares. All such SAFEs converted into Preferred Stock in our Series Seed Preferred Stock financing. The proceeds of the offering were used for general business purposes.

Promissory Notes

● In July 2016, in reliance on Section 4(a)(2) of the Securities Act, the Company entered into two promissory notes payable to its Chief Executive Officer for the aggregate sum of $92,048. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000. The proceeds of the offering were used for general business purposes.

● In August 2016, in reliance on Section 4(a)(2) of the Securities Act, the Company entered into a promissory note payable to its Chief Financial Officer for $15,000. This note bears interest at 7% annually and is due and payable upon the closing of the company's next financing transaction in which the company receives gross proceeds of at least $2,500,000. The proceeds of the offering were used for general business purposes.

Series Seed Preferred Stock Financing

● On January 11, 2017, in reliance on Section 4(a)(2) of the Securities Act, the company entered into a Series Seed Preferred Stock Purchase Agreement pursuant to which it sold $1,500,000 of its Series Seed Preferred Stock. The company sold an aggregate of 4,890,552 shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock to certain accredited investors in the transaction, which number of shares includes the conversion of $765,000 in SAFE Agreements. The proceeds of the offering were used for general business purposes.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape

The target market is the $15B audio U.S. advertising market as well as the estimated $8.2B U.S. comedy market. Laughly's advantage is that there are currently no dedicated apps for streaming comedy. Streaming radio stations like iHeart radio and SiriusXM have comedy channels, but limit the way users experience the recordings. Spotify also has a comedy channel with only a fraction of the inventory. Pandora has limited inventory and does not allow users to listen to a specific track when they specifically want to listen to it. YouTube has comedy but doesn't create playlists, has several limitations (like can't multi-task) to the user experience and it is not comedian friendly.

Unlike the music industry, there is no sophisticated licensing process for comedic works. Laughly has entered into direct relationships with most of the comedians. This has allowed us to build a more extensive library, and gives us the chance to work with artists to create mutually beneficial arrangements. Furthermore, we have proprietary IP around speech-to-text conversion. This gives us an advantage in customizing the user experience.

Disclaimer: This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

This is a brand-new company. It has a limited operating history, few customers, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that Dave Scott can execute it better than his competition, that the company can price its services and sell them to enough subscribers that the company will succeed.

We have no operating history, and therefore, we cannot assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. We cannot assure investors that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

We have a small management team. We depend on the skills and experience of Dave Scott, our Chief Executive Officer. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company is controlled by its founder. Dave Scott currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting stock. Further, preferred stock has been issued to other investors. Investors in the Series Seed-3 Preferred Stock (the shares that are being sold in this offering) may not have the ability to control a vote by the stockholders or the Board.

We rely heavily on our developers to create and manage our app. We rely heavily on the skills and expertise of our developers. If we lose our current developers or have delays in recruiting new developers it could negatively affect the company and its business.

We have a number of competitors. There are already a number of companies, including Pandora, Spotify, SiriusXM, and Apple, which provide similar comedy streaming services. Although we solely focus on comedy and have many licensing agreements in place, our competitions may be able to obtain a larger catalog of licensing agreements and offer a better product at a lower price. Our business model is primarily dependent on generating more advertising revenue than what we pay to obtain our content. Due to scale economies in advertising sales, streaming comedy competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

We are dependent on licenses for the rights to content for our app. We are dependent on the content licensed to us, and our ability to legally stream content is dependent on negotiated licenses. For all these licenses, there is no guarantee that the rates we currently pay will continue beyond the terms of the licenses. Nor is there any guarantee that we could enter into new licenses on terms that are favorable enough to enable us to be profitable.

The investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 7.12 and 7.13 of the Series Seed-3 Preferred Stock Investment Agreement (the "Investment Agreement"). Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed-3 Preferred Shares will be governed by Delaware law in California. Those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

Some investors have more rights than others. Under the Investment Agreement and the Investor Rights Agreement ("IRA") that investors will subscribe to at the same time as they commit to purchase the Preferred Shares, Major Purchasers (who invest more than $50,000) will have additional information rights and the ability to invest in future financings on more favorable terms. Under the IRA, earlier investors have additional informational rights and first refusal rights.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The company will likely need to raise additional funds. We may not sell enough Preferred Stock to meet our operating needs and fulfill our plans, in which case we may cease operating, which could lead to the total loss of your investment. Even if we sell all the Preferred Stock we are offering now, we will likely need to raise additional funds in the future, and if we are unable to do so, the business could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment being valued less because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

The auditor has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Laugh Radio's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Laugh Radio's Form C

Data Room

NAME	LAST MODIFIED	TYPE
❯ 🗀 Pitch Deck and Overview (1 file)	Oct 3, 2016	Folder
❯ 🗀 Product or Service (5 files)	Oct 3, 2016	Folder
❯ 🗀 Financials (2 files)	May 4, 2017	Folder
❯ 🗀 Fundraising Round (1 file)	May 4, 2017	Folder
❯ 🗀 Investor Agreements (1 file)	May 4, 2017	Folder
❯ 🗀 Miscellaneous (3 files)	May 4, 2017	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Laugh Radio

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Laugh Radio. Once Laugh Radio accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Laugh Radio in exchange for your shares. At that point, you will be a proud owner in Laugh Radio.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Laugh Radio has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?

Currently there is no market or liquidity for these shares. Right now Laugh Radio does not plan to list these shares on a national exchange or another secondary market. At some point Laugh Radio may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Laugh Radio either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Laugh Radio's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Laugh Radio's Form C. The Form C includes important details about Laugh Radio's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please email us at cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

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This site is operated by SeedInvest Technology, LLC ("SeedInvest"), which is not a registered broker-dealer. SeedInvest does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. SeedInvest has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither SeedInvest nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

All Regulation CF offerings are conducted through either SI Portal, LLC ("SI Portal"), an affiliate of SeedInvest, and a FINRA/SEC registered funding-portal, located at 222 Broadway, 19th Floor, New York, NY 10038, or SI Securities, LLC ("SI Securities"), an affiliate of SeedInvest, and a registered broker-dealer, and member FINRA/SIPC, located at 222 Broadway, 19th Floor, New York, NY 10038. All other securities-related activity, including, but not limited to private placement offerings under Regulation D and A are conducted by SI Securities, and/or North Capital Private Securities Corporation ("NCPS"), an unaffiliated entity, and a registered broker-dealer, and member FINRA/SIPC, located at 2825 E Cottonwood Pkwy, Salt Lake City, Utah 84121. SI Portal, SI Securities and/or NCPS do not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.